

August 29, 2012

Via E-mail
Mr. James T. McManus, II
Chairman and Chief Executive Officer
Energen Corporation
605 Richard Arrington, Jr. Boulevard North
Birmingham, Alabama 35203-2707

> **Re:** **Energen Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-07810**

Dear Mr. McManus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Business, page 1

Environmental Matters and Climate Change, page 8

1. You disclose that there are various proposed law and regulatory changes with the potential to materially impact you, and that such proposals include measures dealing with hydraulic fracturing. You further disclose that due to the uncertain nature of the political and regulatory processes, you are unable to determine whether such proposed laws are reasonably likely to be enacted or if enacted, to determine the magnitude of the potential impact of such laws. However, we note that various states in which you operate, including Texas, have adopted a variety of well construction, set back, or disclosure regulations limiting how drilling can be performed and requiring various degrees of

       chemical and water usage disclosure for operators that employ hydraulic fracturing. Please explain the degree that you employ hydraulic fracturing on your wells, and to the extent material, disclose the regulatory, financial, or operational risks posed to you by your hydraulic fracturing activities, including the risks posed to you by regulations that have been adopted in states that you operate.

Risk Factors, page 9

2.   Please revise the risk factor captions to identify the precise risk involved in each case, rather than merely using general themes such as "Commodity Prices."

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                              Sincerely,

                              /s/H. Roger Schwall

                              H. Roger Schwall
                              Assistant Director